Exemption No. 82-4962

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2161 2288, 202 2288 Fax: 03-2161 5304 Telex: MA 30022.

6 April 2004

04024256

04 APR 12 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

SUPPL

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled: "Genting withdraws bid for Yallourn" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
APR 15 2004
THOMSON FINANCIAL

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Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **05/04/2004 02:59:30 PM**
Reference No **GG-040405-6559F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ○ **Announcement** ● **Reply to query**

Query letter by KLSE reference no. : **TH-040402-42571**

* Subject :

ARTICLE ENTITLED: "GENTING WITHDRAWS BID FOR YALLOURN"

* **Contents :-**

We refer to the letter dated 2 April 2004 from the Malaysia Securities Exchange Berhad and the news article appearing in the New Straits Times, Business Times section, page B5 on Friday, 2 April 2004.

The Company wishes to confirm that the Group has withdrawn its indicative non-binding bid for the possible acquisition of a stake in Yallourn Energy, an Australian power plant owned by CLP Holdings Ltd.

Yours faithfully
GENTING BERHAD

DR R. THILLAINATHAN
Executive Director & Chief Operating Officer

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: